UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERVAL LEISURE GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46113M108

(CUSIP Number)

Richard N. Baer Esq.

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46113M108

1.	Names of Reporting Persons Liberty Interactive Corporation (f/k/a Liberty Media Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Owned by Each Reporting Person With	7.	Sole Voting Power 16,643,957 (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 16,643,957 (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,643,957 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 29.0% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) The Voting and Support Agreement, dated as of October 27, 2015 (the “Voting Agreement”), among Interval Leisure Group, Inc. (the “Issuer”), Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) and Liberty Interactive Corporation (the “Reporting Person”) contains provisions relating, in certain circumstances, to the voting of the Issuer’s common stock by the Reporting Person and the transferability of shares of Common Stock.  The Reporting Person expressly disclaims the existence of and membership in a group with Starwood.  See Item 6 of this Statement.

(2) Subject to certain restrictions contained in (i) the Voting Agreement and (ii) the ILG Spinco Agreement, dated as of October 27, 2015, by and among the Issuer, the Reporting Person and Liberty USA Holdings, LLC. See Item 6 of this Statement.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of the Issuer’s common stock outstanding as of August 3, 2015 is 57,475,655, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 6, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

LIBERTY INTERACTIVE CORPORATION

(f/k/a Liberty Media Corporation)

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

INTERVAL LEISURE GROUP, INC.

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Interval Leisure Group, Inc., a Delaware corporation (the “Issuer”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation formerly known as Liberty Media Corporation (the “Reporting Person” or “Liberty”), on August 29, 2008 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

On October 28, 2015, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of October 27, 2015 (the “Merger Agreement”), with Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), Vistana Signature Experiences, Inc. (“Vistana”) and Iris Merger Sub, Inc. (“Merger Sub”), pursuant to which, and subject to the satisfaction of certain conditions, the Issuer will acquire the vacation ownership business of Starwood (the “Vistana Business”) pursuant to a merger of Merger Sub and Vistana (the “Merger”).  Immediately prior to the Merger and pursuant to a Separation Agreement, dated as of October 27, 2015, among Starwood, the Issuer and Vistana, Starwood will, among other things, transfer the Vistana Business to Vistana (the “Reorganization”) and, thereafter, will distribute (the “Spin-Off” and together with the Reorganization and the Merger, the “Transactions”) to the Starwood common stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of Vistana (the “Vistana Common Stock”).  Upon consummation of the transactions contemplated by the Merger Agreement (the “Closing”), each share of Vistana Common Stock outstanding will automatically be converted into a number of shares of Common Stock in accordance with a fixed exchange ratio agreed to in the Merger Agreement that is expected to result in existing holders of Common Stock owning 45% of issued and outstanding Common Stock on a fully diluted basis following the Merger and former holders of Vistana Common Stock owning the remaining 55% of issued and outstanding Common Stock following the Merger.  In connection with the proposed Transactions, on October 27, 2015, the Reporting Person entered into (i) a Voting and Support Agreement (the “Voting Agreement”) with Starwood, the Issuer, and Liberty USA Holdings, LLC, a wholly-owned subsidiary of the Reporting Person (“Liberty USA Holdings”), (ii) an ILG Spinco Agreement (the “Spinco Agreement”) with the Issuer and Liberty USA Holdings and (iii) an Amended and Restated Registration Rights Agreement (ILG) (the “Registration Rights Agreement”) with the Issuer and Liberty USA Holdings, each as further described below in Item 6.

Item 2.         Identity and Background

The information contained in Item 2(d) — (f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)                                 The Reporting Person is the beneficial owner of 16,643,957 shares of Common Stock.  The 16,643,957 shares of Common Stock constitute approximately 29.0% of the outstanding shares of Common Stock, based on 57,475,655 shares of Common Stock outstanding as of August 3, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 6, 2015.

(b)                                 The Reporting Person has the sole power to vote or to direct the voting of 16,643,957 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Spinco Agreement and the Voting Agreement, each as described in Item 6 of this Statement.

(c)                                  Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 27, 2015, in connection with the Transactions, the Reporting Person entered into the Voting Agreement, the Spinco Agreement and the Registration Rights Agreement.  The following is a summary of the material terms of the Voting Agreement, the Spinco Agreement and the Registration Rights Agreement.  The following summaries do not purport to reflect all of the provisions of each of the Voting Agreement, the Spinco Agreement and the Registration Rights Agreement and are qualified in their entirety by reference to the full text of each such document, which have been filed as Exhibits 7(d), 7(e) and 7(f) hereto, respectively, and are incorporated into this Statement by reference.

Voting and Support Agreement

On October 27, 2015, concurrently with the execution of the Merger Agreement, the Reporting Person entered into the Voting Agreement.  Pursuant to the Voting Agreement, the Reporting Person is obligated, among other things, to vote all of its shares of Common Stock in favor of the issuance of Common Stock by the Issuer as consideration for the Merger (the “Share Issuance”), the Merger Agreement (to the extent required), and the transactions contemplated thereby, and against any Competing Proposal (as defined in the Merger Agreement) and any agreement that is intended or would reasonably be expected to prevent or delay the Share Issuance or the Merger.  In the event that, prior to receipt of shareholder approval of the Share Issuance, the board of directors of the Issuer makes an Adverse Recommendation Change (as defined in the Merger Agreement), then the Reporting Person may, in its sole discretion, vote its shares of Common Stock (i) as described in the preceding sentence or (ii) in the same proportion as votes cast by the shareholders of the Issuer (other than the Reporting Person) with respect to the Share Issuance, the Merger Agreement and the transactions contemplated thereby and any agreement which is intended or would reasonably be expected to prevent or delay the Share Issuance or the Merger.  The Reporting Person has agreed, subject to certain exceptions, not to transfer its shares of Common Stock during the term of the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms; (ii) October 27, 2016; (iii) the Closing; or (iv) the date on which certain provisions of the Merger Agreement are modified, amended, waived or changed in a manner, or a provision is added to the Merger Agreement, which is adverse to the Reporting Person, without the prior written consent of the Reporting Person.

ILG Spinco Agreement

In connection with the Transactions, on October 27, 2015, the Reporting Person entered into the Spinco Agreement.  The Spinco Agreement amends and restates the Spinco Agreement, dated as of May 13, 2008, among the Reporting Person, the Issuer and the other parties thereto (as assigned to the Issuer in connection with the Issuer’s spin-off from IAC/InterActiveCorp in August 2008, the “Original Spinco Agreement”).  In the event the Merger is not consummated, the Spinco Agreement will be automatically amended to replace certain provisions therein with corresponding provisions from the Original Spinco Agreement, including those relating to the termination of the Spinco Agreement, the designation of directors by the Reporting Person to the Issuer’s board of directors, and the standstill provisions.

Representation of Liberty on the Board of Directors of the Issuer

Until the Closing, the Reporting Person is entitled to designate 3 directors to the Issuer’s board of directors, pursuant to the provisions of the Original Spinco Agreement.  At the Closing, the Reporting Person will cause one of its designees to resign from the Issuer’s board of directors.  The Spinco Agreement provides that, from the Closing until the fifth anniversary of the Closing, unless the Spinco Agreement is earlier terminated in accordance with its terms, the Reporting Person shall have the right to designate two directors to the board of directors of the Issuer.  From the fifth anniversary of the Closing (or, if earlier, the date on which the Reporting Person’s ownership percentage exceeds 20%), the Reporting Person shall be entitled to designate a number of directors to the Issuer’s board of directors which is proportional to its ownership of voting securities of the Issuer, with a minimum of two directors so long as the Reporting Person’s ownership percentage exceeds 20% and a minimum of 1 director so long as the Reporting Person’s ownership percentage exceeds 10%.  All but one of the Reporting Person’s nominees serving on the Board of Directors of the Issuer must qualify as “independent” under applicable stock exchange rules, unless the Reporting Person has the right to designate only one director, in which case such director must qualify as “independent” under applicable stock exchange rules.  Pursuant to the Spinco Agreement, the Issuer will cause each director that the Reporting Person nominates to be included in the slate of nominees recommended by the Issuer’s board of directors to the stockholders of the Issuer for election as directors at each annual meeting of stockholders and the Issuer will use commercially reasonable efforts to cause the election of each such Liberty designee, including soliciting proxies in favor of the election of such designees.  The Reporting Person has the right to designate a replacement director to the board of directors of the Issuer in order to fill any vacancy of a director previously designated by the Reporting Person.  One of the directors designated by the Reporting Person shall be eligible to serve on each of the Audit, Nominating and Compensation Committees of the Issuer’s board of directors, provided that such director is “independent” and meets any regulatory or stock exchange requirements for membership on such committee.  As of the date hereof, the Reporting Person’s designees on the Issuer’s board of directors are Chad Hollingsworth, Gary S. Howard and David Flowers.

Acquisition & Standstill Restrictions

Pursuant to the Spinco Agreement, Liberty will not, and will not permit its Affiliates to, acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of the Issuer) beneficial ownership of any equity securities of the Issuer unless:

•                  after giving effect to such acquisition, Liberty’s voting power of the Issuer would not exceed 35%;

•                  the acquisition was approved in advance by a majority of the directors of the Issuer’s board of directors not designated by the Reporting Person; or

•                  the acquisition is permitted under the provisions described in “Competing Offers” below.

In addition, from the Closing until the second anniversary of the Closing, subject to certain exceptions, the Reporting Person has agreed not to acquire beneficial ownership of any equity securities of the Issuer.

From the Closing until the second anniversary of the Closing, other than in connection with an acquisition permitted under the provisions described in “Competing Offers” below, the Reporting Person and its directors, officers and employees cannot, and shall cause its Affiliates not to (including by forming, joining or participating in a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), directly or indirectly:

•                  make a request to amend or waive the acquisition and standstill restrictions (provided that the Reporting Person may make a private request to the Issuer to amend or waive the two year standstill);

•                  make any public disclosure, or take any action could reasonably be expected to require the Issuer to make any public disclosure, with respect to the acquisition and standstill restrictions; or

•                  enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the above.

Transfer Restrictions

Pursuant to the Spinco Agreement, until the Fall-Away Date, without the prior approval of the Issuer’s board of directors, Liberty is not permitted to transfer any equity securities of the Issuer to any person except for certain transfers, including:

•                  transfers to the Issuer or a subsidiary of the Issuer or transfers of any rights received in a rights offering;

•                  transfers under Rule 144 under the Securities Act of 1933, as amended (or, if Rule 144 is not applicable, in “broker transactions”);

•                  transfers to Liberty or any of its controlled affiliates or to Liberty Media Corporation or any of its controlled affiliates, provided that the transferee agrees in writing to be bound by the terms of the Spinco Agreement;

•                  transfers pursuant to a third party tender or exchange offer for equity securities of the Issuer or in connection with any merger or other business combination involving the Issuer, which merger or business combination has been approved by the Issuer;

•                  transfers in a public offering in a manner designed to result in a wide distribution; provided that no such transfer is made, to the knowledge of Liberty, to any person whose ownership percentage (based on voting power) of the Issuer’s equity securities, after giving effect to the transfer, would exceed 15%;

•                  a transfer of all of the equity securities of the Issuer beneficially owned by Liberty and its affiliates in a single transaction if the transferee’s voting power of the Issuer, after giving effect to the transfer, would not exceed 35% and only if the transferee assumes all of the rights and obligations of Liberty under the Spinco Agreement;

•                  transfers in connection with changes in the beneficial ownership of Liberty or any of its affiliates that hold equity securities of the Issuer or a distribution of the equity interests of Liberty or any of its affiliates or certain similar events; and

•                  specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in the Spinco, subject to specified restrictions, including in connection with the issuance of exchangeable securities.

Prior to the Closing, the Issuer will take all such actions as are necessary to continue to cause the Reporting Person to remain an Exempt Person, as defined in the Rights Agreement, dated as of June 10, 2009, between the Issuer and the Bank of New York Mellon, as Rights Agent, under such agreement.

Competing Offers

For so long as Liberty has the right to nominate directors to the Issuer’s board of directors, if the board of directors of the Issuer determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a bidder), Liberty has certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations.  In connection with any such transaction that the Issuer is negotiating with a single bidder, the Issuer’s board of directors must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of the Issuer other than pursuant to an agreement with the Issuer or (y) publicly discloses that its voting power exceeds 20% and the board of directors of the Issuer fails to take certain actions to block such third party from acquiring voting power of the Issuer exceeding 35%, then Liberty will be relieved of its obligations described under “Standstill & Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer.  If Liberty’s voting power as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the directors of the Issuer’s board of directors not designated by the Reporting Person in the Spinco Agreement will be terminated, and, following the date that Liberty’s voting power exceeds 50%, the obligations described under “Standstill & Acquisition Restrictions” will be terminated.

Termination

The Spinco Agreement will automatically terminate upon the later of the (x) third anniversary of the Closing and (y) first date on which the Reporting Person no longer beneficially owns Common Stock of the Issuer representing at least 10% of the total voting power of the Issuer’s securities, provided that in the event the Reporting Person transfers Common Stock following the Closing, and following such transfer, beneficially owns Common Stock of the Issuer representing less than 10% of the voting power of the Issuer’s securities, then the Spinco Agreement will terminate following such transfer (the date of such termination, the “Fall-Away Date”).

Amended and Restated Registration Rights Agreement

The Reporting Person and the Issuer entered into the Registration Rights Agreement, dated as of October 27, 2015, which amends and restates that certain registration rights agreement, dated as of August 20, 2008, by and among the Issuer, the Reporting Person and an affiliate of the Reporting Person.  Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to four demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock beneficially owned by the Reporting Person.  The Registration Rights Agreement sets the aggregate offering price threshold for any demand registration statement at $50 million.

Pursuant to the Registration Rights Agreement, the Issuer must prepare a demand registration statement requested by the Reporting Person following the earlier of the termination of the Merger Agreement in accordance with its terms and sixty days following the consummation of the transactions contemplated by the Merger Agreement.  The Reporting Person is permitted to exercise its registration rights in connection with certain hedging transactions that it may enter into in respect of the Common Stock, including issuances of exchangeable securities.  The Issuer will be obligated to indemnify the Reporting Person, and the Reporting Person will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

Item 7.         Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated as follows:

7(a)                          Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)                          Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)                           Registration Rights Agreement, dated as of August 20, 2008, among Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(d)                          Voting and Support Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC.*

7(e)                           ILG Spinco Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC.*

7(f)                            Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation and Liberty USA Holdings, LLC.*

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2015

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)

Registration Rights Agreement, dated as of August 20, 2008, among Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(d)

Voting and Support Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC.*

7(e)	ILG Spinco Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC.*

7(f)	Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation and Liberty USA Holdings, LLC.*

* Filed herewith.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Interactive Corporation, all executive officers and directors listed on this Schedule 1 are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Michael A. George	Director of Liberty; President and Chief Executive Officer, QVC, Inc.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty

Larry E. Romrell	Director of Liberty

Mark Vadon	Director of Liberty

Andrea L. Wong	Director of Liberty

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty